Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Claude Resources Inc. Completes Flow-Through Private Placement

     SASKATOON, Nov. 29 /CNW/ — Claude Resources Inc. (“Claude”) is pleased to announce that it has completed a private placement of 1,000,000 common shares issued on a flow-through basis at a price of $1.50 per share, for gross proceeds of $1,500,000.

     The proceeds of this offering will be used by Claude to incur Canadian exploration expenditures in connection with its mining properties, with such expenditures to be incurred on or before December 31, 2003.

     %SEDAR: 00000498E

-0-	11/29/2002

     For further information: Neil McMillan, President, (306) 668-7505
     To request a free copy of this organization’s annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

     (CRJ.)

CO:	Claude Resources Inc.
ST:	Saskatchewan
IN:	MNG
SU:

-30-

CNW 10:46e 29-NOV-02